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                                                                    EXHIBIT 23.4


                          CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Chrysalis International Corporation

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in this Registration Statement on Form F-4 of Phoenix International Life Sciences Inc.

Our report dated February 5, 1999 contains an explanatory paragraph that states that Chrysalis International Corporation has suffered recurring losses from operations, has a net working capital deficiency and is in default of its debt covenants which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


KPMG LLP


Philadelphia, Pennsylvania
April 5, 1999